Exhibit 99.1

Yunji Announces First Quarter 2022 Unaudited Financial Results

Hangzhou, CHINA, May 31, 2022 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 20221.

First Quarter 2022 Highlights

•

Total revenues in the first quarter of 2022 were RMB342.6 million (US$54.0 million), compared with RMB675.4 million in the same period of 2021, primarily due to the negative impact of the outbreaks of the highly-transmissible Delta and Omicron variants of COVID-19 in early 2022 on the Company’s operations and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales. The COVID-19 outbreaks in early 2022 have caused varying degrees of temporary shutdowns and delays in production and operation of the Company’s suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandise and delays in logistics services as well as delays in the research and development and new product launch processes associated with the Company’s private label suppliers. This has negatively affected and may continue to negatively affect the Company’s revenues and operations in 2022, depending on the future development of the COVID-19 pandemic.

•	Repeat purchase rate[2] in the twelve months ended March 31, 2022 was 80.2%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “We recently celebrated the seven-year anniversary of our incorporation and are excited to start a new chapter of our business with an upgraded product curation strategy. Our new strategy will further augment the development and promotion of high-quality products and our own private label brands. We believe in our strong growth potential as we execute on our upgraded strategy through the current transitory macro headwinds.”

“Despite the turbulent macro environment, we maintained a steady and healthy performance and achieved operating profitability for the fourth consecutive quarter. During the first quarter of 2022, we recorded operating income of RMB2.4 million (US$0.4 million), compared to operating loss of RMB19.8 million in the same period last year. Our product curation and supply chain differentiation strategies enable us to more tightly control our business operations and further optimize our cost structure. We remain confident in our ability to navigate the current challenges through our agile and flexible operations.” said Mr. Peng Zhang, Yunji’s Vice President of Finance.

First Quarter 2022 Unaudited Financial Results

Total revenues were RMB342.6 million (US$54.0 million), compared with RMB675.4 million in the same period of 2021. This decrease was primarily due to the negative impact of the outbreaks of the highly-transmissible Delta and Omicron variants of COVID-19 in early 2022 on the Company’s operations and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales.

The COVID-19 outbreaks in early 2022 have caused varying degrees of temporary shutdowns and delays in production and operation of the Company’s suppliers (especially private label suppliers), third-party merchants, third-party logistics service providers and other business partners, leading to temporary shortages of certain merchandise and delays in logistics services as well as delays in the research and development and new product launch processes associated with the Company’s private label suppliers. This has negatively affected and may continue to negatively affect the Company’s revenues and operations in 2022, depending on the future development of the COVID-19 pandemic.

•	Revenues from sales of merchandise, net decreased by 49.2% to RMB290.5 million (US$45.8 million) from RMB571.9 million in the same period of 2021.

•	Revenues from the marketplace business were RMB47.4 million (US$7.5 million), compared with RMB95.4 million in the same period of 2021.

•	Other revenues decreased by 42.2% to RMB4.7 million (US$0.7 million) from RMB8.1 million in the same period of 2021.

Total cost of revenues decreased by 56.5% to RMB191.3 million (US$30.2 million), or 55.8% of total revenues, from RMB439.4 million, or 65.1% of total revenues, in the same period of 2021. The decrease was mainly attributable to the decline in merchandise sales, which recognize revenues on a gross basis. Total cost of revenues was mainly comprised of those costs related to the sales of merchandise revenue in the first quarter of 2022.

Total operating expenses decreased by 43.2% to RMB154.9 million (US$24.4 million) from RMB272.7 million in the same period of 2021.

•

Fulfillment expenses decreased by 24.6% to RMB48.9 million (US$7.7 million), or 14.3% of total revenues, from RMB64.8 million, or 9.6% of total revenues, in the same period of 2021. The decrease was primarily due to: (i) reduced personnel costs due to staffing structure refinements, and (ii) decreased service fees charged by third-party payment settlement platforms.

•

Sales and marketing expenses decreased by 47.4% to RMB50.7 million (US$8.0 million), or 14.8% of total revenues, from RMB96.3 million, or 14.3% of total revenues, in the same period of 2021. The decrease was mainly due to the decrease in member management fees.

•

Technology and content expenses decreased by 35.6% to RMB24.1 million (US$3.8 million), or 7.0% of total revenues, from RMB37.5 million, or 5.6% of total revenues, in the same period of 2020. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements and reduced server costs.

•

General and administrative expenses decreased by 57.8% to RMB31.2 million (US$4.9 million), or 9.1% of total revenues, from RMB74.1 million, or 11.0% of total revenues, in the same period of 2021, primarily due to a decrease in share-based compensation expenses and reduced personnel costs as a result of staffing structure refinements.

Income from operations was RMB2.4 million (US$0.4 million), compared with loss from operations of RMB19.8 million in the same period of 2021.

Financial loss, net was RMB35.3 million (US$5.6 million), compared with financial income, net of RMB20.5 million in the same period of 2021, primarily due to the decreased fair value of equity securities with readily determinable fair value.

Net loss was RMB36.9 million (US$5.8 million), compared with RMB4.0 million in the same period of 2021.

Adjusted net loss (non-GAAP)3 was RMB30.6 million (US$4.8 million), compared with adjusted net income of RMB17.1 million in the same period of 2021.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.02, compared with nil in the same period of 2021.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss)

excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Tuesday, May 31, 2022, at 7:00 A.M. Eastern Time or 7:00 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272

United States Toll Free:	1-888-346-8982

Mainland China Toll Free:	4001-201203

Hong Kong Toll Free:	800-905945

Conference ID:	Yunji Inc.

The replay will be accessible through June 7, 2022 by dialing the following numbers:

United States Toll Free:	1-877-344-7529

International:	1-412-317-0088

Replay Access Code:	3738769

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	March 31, 2022

	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	567,204	306,382	48,331
Restricted cash	62,528	50,885	8,026
Short-term investments	380,052	385,371	60,791
Accounts receivable, net (Allowance for credit losses of RMB7,225 and RMB4,799, respectively)	118,166	81,791	12,902
Advance to suppliers	59,437	71,295	11,247
Inventories, net	84,500	80,690	12,728
Amounts due from related parties	2,532	2,854	450
Prepaid expenses and other current assets (Allowance for credit losses of RMB4,791 and RMB5,059, respectively)	430,717	430,842	67,964

Total current assets	1,705,136	1,410,110	222,439

Non-current assets
Property and equipment, net	12,842	10,923	1,723
Long-term investments	381,401	401,848	63,390
Deferred tax assets	17,497	14,005	2,209
Operating lease right-of-use assets, net	5,420	4,274	674
Other non-current assets (Allowance for credit losses of RMB488 and RMB540, respectively)	227,674	308,782	48,709

Total non-current assets	644,834	739,832	116,705

Total assets	2,349,970	2,149,942	339,144

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	254,839	203,174	32,050
Deferred revenue	105,752	61,947	9,772
Incentive payables to members	265,612	245,536	38,732
Member management fees payable[4]	15,570	9,424	1,487
Other payable and accrued liabilities	202,786	169,195	26,689
Amounts due to related parties	15,630	10,595	1,671
Operating lease liabilities - current	5,571	5,566	878

Total current liabilities	865,760	705,437	111,279

Non-current liabilities
Operating lease liabilities	3,123	1,563	247
Deferred tax liabilities	2,572	—	—

Total non-current liabilities	5,695	1,563	247

Total Liabilities	871,455	707,000	111,526

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	11
Less: Treasury stock	(44,228)	(13,653)	(2,154)
Additional paid-in capital	7,342,344	7,316,590	1,154,164
Statutory reserve	14,019	14,019	2,211
Accumulated other comprehensive loss	(15,664)	(20,636)	(3,255)
Accumulated deficit	(5,818,645)	(5,855,142)	(923,626)

Total Yunji Inc. shareholders’ equity	1,477,896	1,441,248	227,351
Non-controlling interests	619	1,694	267

Total shareholders’ equity	1,478,515	1,442,942	227,618

Total liabilities and shareholders’ equity	2,349,970	2,149,942	339,144

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2021	March 31, 2022
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	571,888	290,455	45,818
Marketplace revenue	95,374	47,426	7,481
Other revenues	8,135	4,698	741

Total revenues	675,397	342,579	54,040

Operating cost and expenses:
Cost of revenues	(439,365)	(191,317)	(30,180)
Fulfilment	(64,834)	(48,914)	(7,716)
Sales and marketing	(96,325)	(50,650)	(7,990)
Technology and content	(37,488)	(24,140)	(3,808)
General and administrative	(74,068)	(31,223)	(4,925)

Total operating cost and expenses	(712,080)	(346,244)	(54,619)

Other operating income	16,914	6,109	964

(Loss)/income from operations	(19,769)	2,444	385
Financial income/(loss), net	20,486	(35,270)	(5,564)
Foreign exchange income/(loss), net	171	(313)	(49)
Other non-operating income, net	913	2,023	319

Income/(loss) before income tax expense, and equity in loss of affiliates, net of tax	1,801	(31,116)	(4,909)
Income tax expense[5]	(3,249)	(5,324)	(840)
Equity in loss of affiliates, net of tax	(2,524)	(455)	(72)

Net loss	(3,972)	(36,895)	(5,821)
Less: net loss attributable to non-controlling interests shareholders	(149)	(399)	(63)

Net loss attributable to YUNJI INC.	(3,823)	(36,496)	(5,758)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2021	March 31, 2022
	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(3,823)	(36,496)	(5,758)

Net loss	(3,972)	(36,895)	(5,821)
Other comprehensive income/(loss)
Foreign currency translation adjustment	6,475	(4,972)	(784)

Total comprehensive income/(loss)	2,503	(41,867)	(6,605)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(149)	(399)	(63)

Total comprehensive income/(loss) attributable to YUNJI INC.	2,652	(41,468)	(6,542)

Net loss attributable to ordinary shareholders	(3,823)	(36,496)	(5,758)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,134,812,630	2,147,541,470	2,147,541,470

Net loss per share attributable to ordinary shareholders
Basic	—	(0.02)	—
Diluted	—	(0.02)	—

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended
	March 31, 2021	March 31, 2022
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,894	1,196	189
General and administrative	18,847	4,778	753
Fulfillment	(63)	618	98
Sales and marketing	360	(325)	(51)

Total	21,038	6,267	989

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended
	March 31, 2021	March 31, 2022
	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Income:
Net loss	(3,972)	(36,895)	(5,821)
Add: Share-based compensation	21,038	6,267	989

Adjusted net income/(loss)	17,066	(30,628)	(4,832)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3393 to US$1.00, the exchange rate in effect as of March 31, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

4.	As of March 31, 2022, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members starting this quarter.
5.

Income tax expense for the first quarter of 2022 was RMB5.3 million (US$0.8 million), compared to RMB3.2 million in the same period of 2021. The Company’s effective tax rate was changed primarily due to some of the subsidiaries continually making profit in addition to those profitable subsidiaries utilizing the tax loss carry forwards from previous years.